CONTACTS

From: Anthony J. DeFazio	For: Brian D. Jones, CFO & Treasurer
DeFazio Communications, LLC	American Realty Capital Trust, Inc.
tony@defaziocommunications.com	bjones@arctreit.com
Ph: (484-532-7783)	Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Trust, Inc. Amends Tender Offer

New York, New York, March 9, 2012 – American Realty Capital Trust, Inc. (the “Company”) (NASDAQ: ARCT) announced that it has extended its tender offer to until 12:00 Midnight, Eastern Time, on March 28, 2012. The offer was previously scheduled to expire at 5:00 P.M., Eastern Time, on March 28, 2012. To date, a total of 15,500 shares have been validly tendered in the Company’s tender offer.

In addition, the tender offer has been amended to, among other things, provide that notwithstanding anything contained in the offer to purchase, the letter of transmittal or other documents relating to the tender offer filed with the Securities and Exchange Commission, brokers, dealers, banks, trust companies and other nominees and participants of The Depositary Trust Company (“DTC”) are not required to, and should not, submit the written letter of transmittal to ARC Advisory Services, LLC (the “Depositary”) or DTC in connection with any tender submitted through DTC’s Automated Tender Offer Program (“ATOP”), but need to submit any documentation required for processing through the ATOP system. In addition, notwithstanding anything contained in the offer to purchase, the letter of transmittal or other documents relating to the tender offer, brokers, dealers, banks, trust companies and other nominees and DTC participants are not required to, and should not, submit the written notice of withdrawal in connection with the withdrawal of any tender submitted through DTC’s ATOP system, but need to submit any documentation required for processing through the ATOP system. All tenders and withdrawals through DTC’s ATOP system must be completed in accordance with the terms and conditions of the ATOP system.

Anyone who attempted to tender through DTC in the past but was unable to effect such tender through the ATOP system early in the tender period should attempt to tender again through DTC's ATOP system, if such person still desires to tender shares.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company. The full details of the modified “Dutch auction” tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials, each as may be amended and supplemented from time to time, which the Company has distributed to stockholders and filed with the Securities and Exchange Commission. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials filed by ARCT with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by contacting Georgeson Inc., the information agent for the tender offer, at (212) 440-9800 (banks and brokers) or (888) 658-5755 (toll-free).

American Realty Capital Trust, Inc., a publicly traded Maryland corporation listed on The NASDAQ Global Select Market, is a leading self-administered real estate company that owns and acquires single tenant free standing commercial real estate properties that are primarily net leased on a long-term basis to investment grade credit rated and other creditworthy tenants.

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements involve risks and uncertainties that could cause the outcome to be materially different.

Additional information about the Company can be found on the Company’s website at www.arctreit.com.